SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13E-3
                      RULE 13E-3 TRANSACTION STATEMENT
     (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                      FORUM RETIREMENT PARTNERS, L.P.
                              (Name of Issuer)

                             FORUM GROUP, INC.
                     (Name of Person Filing Statement)


  Preferred Depositary Units
         Representing                        349 851 105
 Preferred Limited Partners'          (CUSIP Number of Class of
          Interests                          Securities)
      (Title of Class of
         Securities)

                              Dennis L. Lehman
             Senior Vice President and Chief Financial Officer
                             Forum Group, Inc.
                          11320 Random Hills Road
                          Fairfax, Virginia  22030
                               (703) 277-7000

    (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

                                 Copies to:
                          Robert A. Profusek, Esq.
                         Jones, Day, Reavis & Pogue
                            599 Lexington Avenue
                         New York, New York  10022
                               (212) 326-3800

                              October 2, 1995
   (Date Tender Offer First Published, Sent or Given to Security Holders)

         This statement is filed in connection with a tender offer.

                           ---------------------

                         Calculation of Filing Fee
================================================================================
      Transaction valuation            Amount of Filing Fee
--------------------------------------------------------------------------------
         $14,643,642.50*                    $2,928.73
================================================================================

* For purposes of calculating fee only. This amount assumes the purchase of 5,857,457 preferred depositary units representing preferred limited partners' interests in Forum Retirement Partners, L.P., at $2.50 net in cash per unit. The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934 equals 1/50 of 1% of the value of the units to be purchased.


/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2).

 Amount Previously Paid: $2,928.73          Filing Parties:    Forum Group, Inc.
 Form of Registration No.:                                       Forum A/H, Inc.
 Schedule 14D-1
 Date Filed:   October 2, 1995


                             Page 1 of 90 Pages

                          Exhibit Index on Page 8

   This Rule 13E-3 Transaction Statement (the "Statement") relates to a tender offer by Forum Group, Inc., an Indiana corporation (the "Purchaser"), to purchase any and all of the outstanding preferred depositary units (the "Units") representing preferred limited partners' interests in Forum Retirement Partners, L.P. (the "Partnership"), at $2.50 per Unit, net to the seller in cash, on the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated October 2, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal are filed by the Purchaser as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-1 (the "Schedule 14D-1") which was filed by the Purchaser with the Securities and Exchange Commission (the "Commission") contemporaneously with this Statement.

   The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 14D-1 of the information required to be included in response to the items of this Statement. The information in the Schedule 14D-1, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Schedule 14D-1. All cross references in this Statement, other than cross references to the Schedule 14D-1, are to the Offer to Purchase.



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



                           CROSS REFERENCE SHEET


                                             Where located in
        Item in Schedule 13E-3               Schedule 14D-1
        ----------------------               ----------------

        Item 1(a)-(c)                        Item 1(a)-(c)
        Item 1(d)-(f)                        *
        Item 2                               Item 2
        Item 3                               Item 3
        Item 4                               *
        Item 5                               Item 5
        Item 6(a)                            Item 4(a)
        Item 6(b)                            *
        Item 6(c)-(d)                        **
        Item 7(a)                            Item 5
        Item 7(b)-(d)                        *
        Item 8(a)-(f)                        *
        Item 9                               *
        Item 10                              Item 6
        Item 11                              Item 7
        Item 12                              *
        Item 13(a)                           *
        Item 13(b)-(c)                       **
        Item 14                              *
        Item 15                              Item 8
        Item 16                              Item 10
        Item 17(a)                           **
        Item 17(b)                           *
        Item 17(c)                           Item 11(c)
        Item 17(d)                           *
        Item 17(e)-(f)                       **

--------------------------
* The information requested by this Item is not required to be included in the Schedule 14D-1.

** The Item is inapplicable or the answer thereto is in the negative.



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



Item 1.   Issuer and Class of Securities Subject to the Transaction.

     (a) The answer to Item 1(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The answer to Item 1(b) of the Schedule 14D-1 is incorporated herein by reference.

     (c) The answer to Item 1(c) of the Schedule 14D-1 is incorporated herein by reference.

     (d) The information set forth in "Special Factors -- Market Prices for Units" in the Offer to Purchase is incorporated herein by reference.

     (e)  Not applicable.

     (f) The information set forth in "Special Factors -- Certain Determinations by the Purchaser," "Background of the Offer," and "Certain Information Concerning the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 2.   Identity and Background.

     The answer to Item 2 of the Schedule 14D-1 is incorporated herein by reference.

Item 3.  Past Contacts, Transactions or Negotiations.

     The answer to Item 3 of the Schedule 14D-1 is incorporated herein by reference.

Item 4.  Terms of the Transaction.

     (a) The information set forth in "Introduction," "Special Factors -- Certain Litigation against the Purchaser and the General Partner," "The Offer -- Terms of the Offer," "The Offer -- Acceptance for Payment and Payment for Units," "The Offer -- Procedure for Tendering Units," "The
Offer -- Release of Claims," "The Offer -- Withdrawal Rights," "The Offer -- Certain Conditions of the Offer," and "The Offer -- Distributions" in the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

Item 5.  Plans or Proposals of the Issuer or Affiliate.

     The answer to Item 5 of the Schedule 14D-1 is incorporated herein by reference.

Item 6.  Source and Amount of Funds or Other Consideration.

     (a) The answer to Item 4(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b) The information set forth in "The Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

     (c)-(d)   Not applicable.

Item 7.   Purposes, Alternatives, Reasons and Effects.

     (a) The answer to Item 5(a) of the Schedule 14D-1 is incorporated herein by reference.

     (b)-(c) The information set forth in "Introduction" and "Background of the Offer" in the Offer to Purchase is incorporated herein by reference.



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



     (d) The information set forth in "Introduction," "Special Factors -- Expansion Program," "Special Factors -- Certain Other Plans for the Partnership after the Offer," "Special Factors -- Certain Effects of the Offer," and "Special Factors -- Certain Federal Income Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a)-(b) and (e) The information set forth in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase is incorporated herein by reference.

     (c)-(d) The information set forth in "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (f)  Not applicable.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a)-(c) The information set forth in "Special Factors -- Certain Determinations by the Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 10.  Interest in Securities of the Issuer.

     The answer to Item 6 of the Schedule 14D-1 is incorporated herein by reference.

Item 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

     The answer to Item 7 of the Schedule 14D-1 is incorporated herein by reference.

Item 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

     (a)-(b) The information set forth in "Introduction" and "Special Factors -- Interests of Certain Persons in the Offer" in the Offer to Purchase is incorporated herein by reference.

Item 13.  Other Provisions of the Transaction.

     (a) The information set forth in "Special Factors -- Certain Other Plans for the Partnership after the Offer" in the Offer to Purchase is incorporated herein by reference.

     (b)-(c)  Not applicable.

Item 14.  Financial Information.

     (a) The information set forth in "Certain Information Concerning the Partnership -- Financial Information" in, and in Annex A to, the Offer to Purchase is incorporated herein by reference.

     (b)  Not applicable.

Item 15.  Persons and Assets Employed, Retained or Utilized.

     (a)-(b) The answer to Item 8 of the Schedule 14D-1 is incorporated herein by reference.

Item 16.  Additional Information.

     The answer to Item 10(f) of the Schedule 14D-1 is incorporated herein by reference.



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



Item 17.  Material to be Filed as Exhibits.

   (a)-(c)   Not applicable

   (d) (1)   Offer to Purchase dated October 2, 1995

        (2)  Letter of Transmittal

        (3)  Notice of Guaranteed Delivery

        (4)  Letter to Brokers, Dealers, Commercial Banks, Trust
             Companies, and Other Nominees

        (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees

        (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

        (7)  Text of Press Release issued by the Purchaser on September
             25, 1995

        (8)  Letter dated October 2, 1995 from the Purchaser to
             Unitholders

   (e)-(f)   Not applicable

   (g) (1) Amended and Restated Agreement of Limited Partnership, dated as of December 29, 1986, of the Partnership, as amended

        (2) Depositary Agreement, dated as of December 29, 1986, by and among the Partnership, Forum Retirement, Inc., the general partner of the Partnership, as general partner and attorney-in-fact of the limited partners, Manufacturers Hanover Trust Company (which subsequently assigned its interests thereunder to American Stock Transfer & Trust Company) and all holders from time to time of depositary receipts

        (3) Recapitalization Agreement, dated as of October 6, 1994, by and between the Purchaser and the Partnership

        (4) Letter Agreement, dated December 14, 1993, by and among the Purchaser, Forum A/H, Inc. and the Partnership

        (5) Management Agreement, dated as of December 29, 1986 (the "Management Agreement"), by and among the Partnership, Forum Retirement Operations, L.P. ("Operations"), Forum Health Partners 1-A, L.P., Foulk Manor Partners, L.P., and the Purchaser

        (6) First Amendment to the Management Agreement, dated as of September 20, 1986

        (7) Second Amendment to the Management Agreement, dated as of September 20, 1989

        (8) Third Amendment to the Management Agreement, dated as of May 27, 1992

        (9) Fourth Amendment to the Management Agreement, dated as of November 9, 1993

        (10) Option Agreement, dated as of December 29, 1986, by and among the Purchaser, the Partnership, and Operations

        (11) Power of Attorney

                                 SIGNATURE


   After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1995            FORUM GROUP, INC.



                                   By          Dennis L. Lehman
                                     ------------------------------------
                                     Dennis L. Lehman,
                                     Senior Vice President and
                                         Chief Financial Officer

                             INDEX TO EXHIBITS

                                                                    Sequentially
                                                                       Numbered
Exhibits                                                               Page
--------                                                           ------------


(d)    (1)  Offer to Purchase dated October 2, 1995 . . . . . . . .     10

(d)    (2)  Letter of Transmittal . . . . . . . . . . . . . . . . .     67

(d)    (3)  Notice of Guaranteed Delivery . . . . . . . . . . . . .     79

(d)    (4)  Letter to Brokers, Dealers, Commercial Banks,
            Trust Companies, and Other Nominees . . . . . . . . . .     81

(d)    (5)  Letter to Clients for use by Brokers,
            Dealers, Commercial Banks, Trust Companies,
            and Other Nominees  . . . . . . . . . . . . . . . . . .     83

(d)    (6)  Guidelines for Certification of Taxpayer
            Identification Number on Substitute Form W-9  . . . . .     85

(d)    (7)  Text of Press Release issued by the Purchaser
            on September 25, 1995 . . . . . . . . . . . . . . . . .     87

(d)    (8)  Letter dated October 2, 1995 from the Purchaser
            to Unitholders  . . . . . . . . . . . . . . . . . . . .     89

(g)    (1)  Amended and Restated Agreement of Limited Partnership,
            dated as of December 29, 1986, of the Partnership,
            as amended (incorporated by reference to Exhibit 4(1)
            to the Partnership's Registration Statement
            on Form S-2 (Registration No. 33-71498), dated
            November 10, 1993 (the "Form S-2")) . . . . . . . . . .     N/A

(g)    (2)  Depositary Agreement, dated as of December 29, 1986,
            by and among the Partnership, Forum Retirement,
            Inc., the general partner of the Partnership, as
            general partner and attorney-in-fact of the limited
            partners, Manufacturers Hanover Trust Company (which
            subsequently assigned its interests thereunder to
            American Stock Transfer & Trust Company) and all
            holders from time to time of depositary receipts
            (incorporated by reference to Exhibit 10(6) to the
            Form S-2) . . . . . . . . . . . . . . . . . . . . . . .     N/A

(g)    (3)  Recapitalization Agreement, dated as of October 6,
            1994, by and between the Purchaser and the Partnership (incorporated by reference to Exhibit 10(1) to the
            Partnership's Current Report on Form 8-K, dated
            October 12, 1993) . . . . . . . . . . . . . . . . . . .     N/A

(g)    (4)  Letter Agreement, dated December 14, 1993, by and
            among the Purchaser, Forum A/H, Inc. and the
            Partnership (incorporated by reference to Exhibit
            2(3) of Amendment No. 1 to the Form S-2, dated
            December 21, 1993)  . . . . . . . . . . . . . . . . . .     N/A

                                                                    Sequentially
                                                                       Numbered
Exhibits                                                               Page
--------                                                           ------------


(g)    (5)  Management Agreement, dated as of December 29, 1986
            (the "Management Agreement"), by and among the
            Partnership, Forum Retirement Operations, L.P.
            ("Operations"), Forum Health Partners 1-A, L.P.,
            Foulk Manor Partners, L.P., and the Purchaser
            (incorporated by reference to Exhibit 10(1) to the
            Form S-2) . . . . . . . . . . . . . . . . . . . . . . .     N/A

(g)    (6)  First Amendment to the Management Agreement, dated as of
            September 20, 1986 (incorporated by reference to Exhibit
            10(2) to the Form S-2)  . . . . . . . . . . . . . . . .     N/A

(g)    (7)  Second Amendment to the Management Agreement, dated as of
            September 20, 1989 (incorporated by reference to Exhibit
            10(3) to the Form S-2)  . . . . . . . . . . . . . . . .     N/A

(g)    (8)  Third Amendment to the Management Agreement, dated
            as of May 27, 1992 (incorporated by reference to
            Exhibit 10(4) to the Form S-2)  . . . . . . . . . . . .     N/A

(g)    (9)  Fourth Amendment to the Management Agreement, dated
            as of November 9, 1993 (incorporated by reference to
            Exhibit 10(5) to the Form S-2)  . . . . . . . . . . . .     N/A

(g)    (10) Option Agreement, dated as of December 29, 1986, by
            and among the Purchaser, the Partnership, and Operations (incorporated by reference to Exhibit 2(1) to the Form
            S-2)  . . . . . . . . . . . . . . . . . . . . . . . . .     N/A

(g)    (11) Power of Attorney . . . . . . . . . . . . . . . . . . .     90



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